82-3876

umicore

02 APR 22 AM 11:36

Press release

02028606

SUPPL

18 April 2002

Umicore Agrees to Terms for Purchase of Sterling Semiconductor

Umicore's subsidiary, Umicore USA, has entered into an agreement to purchase the outstanding shares of Sterling Semiconductor Inc. – a subsidiary of Uniroyal Technology Corporation. The sale is contingent upon certain regulatory requirements and other customary closing conditions. It is anticipated that the sale will be completed in May 2002.

The purchase price to be paid by Umicore, prior to any possible closing adjustments, includes a cash payment of approximately USD 13 million, including the refinancing of existing indebtedness. The agreement also provides for certain contingent earnout arrangements tied to both short term events and longer term operating results of the acquired business. In addition, Umicore USA will be issued a five-year warrant for approximately 3% of UTCI's common stock.

Headquartered in Sterling, Virginia (USA), Sterling Semiconductor specializes in the development and production of silicon carbide (SiC) substrates and is the world's number two supplier to this promising market. The acquisition involves three production sites in Virginia, Connecticut and Florida and approximately 50 people.

Umicore has a highly successful track record and is the market leader in the production of germanium substrates that are currently used in the solar panels which power satellites. In addition to extending the use of germanium to other applications, it is Umicore's strategy to broaden its expertise in substrates technology by entering the market for the most advanced, generation of compound semiconductor substrates. Umicore is already engaged in a number of research projects involving the development of indium phosphide (InP) and SiC substrates.

SiC possesses unique physical and electrical properties which enable devices to operate at higher temperatures and frequencies and to generate greater power amplification. It is expected that SiC will play a key role in the development of new technologies in wireless communications, electronics and opto-electronics. Sterling Semiconductor provides an excellent entry into this market, as it is currently the world's second largest producer of SiC substrates.

4/23

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Umicore is also assessing the potential of activities downstream in the value chain such as epitaxy. This involves the deposition of thin layers on substrates using sophisticated methods and is also an area in which Umicore has been conducting research. Sterling Semiconductor provides excellent synergies in this regard as it possesses the technology and equipment for the production of epitaxial layers.

In 2001 Sterling Semiconductor achieved a turnover of USD 3.7 million. This is expected to grow significantly as from 2002. In connection with its product development, the company has attracted key funding from certain United States government agencies. Sterling Semiconductor is expected to make a positive contribution to Umicore's earnings commencing in 2004.

For more information:
n.v. Umicore s.a.:
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas: Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Advanced Materials business group produces high-purity metals, alloys, compounds and engineered products for a wide range of applications, and is the world leader in cobalt compounds and germanium products. The business group is divided into two business units, Cobalt & Energy Products and Electro-Optic Materials, and also contains a specialist venture unit devoted to identifying and nurturing new business opportunities and projects.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

MESSAGE OF THE CHAIRMAN AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF 10 APRIL 2002.

Ladies and gentlemen,

The various communications which we have made in 2001 and this year have shown you that 2001 was not an easy year for Umicore. But the results we can present demonstrate that the thorough restructuring plan which began to be implemented around 10 years ago has borne fruit. To be certain that the right choices had been made, we needed a less favourable year in terms of the economic situation and the market to provide proof that our industrial strategies could hold up. 2001 gave us this proof. I dare not think what the results would have been without the industrial plan, with zinc and copper prices sinking to historical lows as they did last year.

The final step in this thorough restructuring has been the change of name. It has been a case of change within continuity. In UMICORE one finds the reference to our earlier name in the two first letters UM. But the CORE is of primary importance, because it presents our view of the future. It expresses the permanent determination to focus ourselves on the activities which we know well, where we can present a recognised leadership, where we can create added value, with which we can ensure an attractive perspective to all those who believe in this company. Our "Core" activities are truly the essence of what our company wants to achieve.

The concept of sustainable development - striving for outstanding performance on industrial-financial, ecological and social levels - lies at the heart of the policy that Umicore is implementing.
Considering the poor economic climate and the unsatisfactory market prices on the metal markets, the management has done everything it could to attain an optimal result. Moreover, we can proudly say that we are among the top performers in our industry.

As in the past, we have devoted a great deal of attention to the environment. Moreover, Umicore won the award for best annual reporting on environmental policy.
For us this is a very important aspect of our operations, and it is also a very sensitive point for the government and the population. We are keenly aware of our responsibility on that level, and have not ceased in our plants to continuously introduce technical improvements and make the necessary investments. We find it self-evident that we must strive for the best possible environmental-friendliness, but there are limits to what is technically and financially possible and justified. That is why agreements with the government are necessary. We hope that, as in the past, we will be able to count on an open cooperation which will be good for all interested parties.

Tensions can sometimes arise on the social level during difficult economic periods. This is normal. In 2001 we were able to count on smooth cooperation between the social partners. But on both sides we must continue to work on an improved dialogue in which the agreed social policy is an important part of the company strategy.

Despite the poor economic situation, the share did not perform so badly in 2001. From 39.10 € per share on 2 January 2001, it reached a price of 44.25 € at the end of the year. Fortunately, this trend continued during the early part of this year. This is partially attributable to the fact that on the stock exchange the more traditional industrial companies are again attracting attention, after the bursting of the high-tech bubble. But it is also thanks to the great efforts which were made in the field of communication. A permanent and transparent provision of information both to the financial markets and to the general public about our achievements, but also about the objectives of the Group, elicited a positive reaction among investors. The gradual increase of the price in 2001 and the present proposal of your Board of Directors to leave the dividend unchanged will hopefully strengthen the confidence of investors in Umicore and support a further satisfactory evolution of the share price.

What can we expect in 2002? Much has been said and written about an economic recovery. Although some indicators are evolving more favourably, today we still cannot speak about a generally perceptible improvement in demand. There are concrete positive signs in America. If these are confirmed, they would have a positive impact on a global level and thus on our activities. But there are still too many questions which remain unanswered. Is the American improvement attributable to a market recovery, or is it a matter of restoring inventory levels? Must one fear that a further deterioration of the Middle East crisis will drop consumer confidence to a new low? What will be the impact of the outcome of the elections in several major European countries on the macro-economic and micro-economic levels?
Happily, the financial structure of Umicore is sound and - subject to maintaining strict control over our costs - we can continue the strategy of growth and diversification, including via acquisitions.

In this constantly-changing environment, your Board of Directors is following extremely closely all factors which can influence the policy in one direction or another. There is absolutely no sign that we must change or significantly adapt our industrial strategy. On the contrary, it has demonstrated that, even in difficult conditions, it promotes the interests of all stakeholders in a fair and balanced way. We are therefore convinced that we must continue along the chosen path and that, although we expect that 2002 will be a more difficult year than 2001, Umicore possesses sufficient resilience to present acceptable results, not to disappoint our shareholders with respect to yield, and to promote the Group's development.

When I was still a very young man in the business world, a wise manager once said to me: "The situation is never as bad as you're afraid it is, but it's also never as good as you might dream it could be." It is with this expression of sound common sense that all of us - shareholders, members of the Board of Directors and the management, and all our employees - must continue pulling in the same direction. A time is coming when all our efforts will fulfil the justified expectations.
Why not in 2003?

MAIN RESOLUTIONS TAKEN BY THE ORDINARY GENERAL MEETING OF SHAREHOLDERS HELD ON 10 APRIL 2002

Approval of the annual accounts and the appropriation of the profit

The General Meeting approved the annual accounts as at 31 December 2001, which were drawn up by the Board of Directors and which showed a profit for the year of EUR 145,769,202.42.

Taking into account the profit of EUR 243,496,342.98 brought forward from the previous financial year, the profit to be appropriated stands at EUR 389,265,545.40. The General Meeting approved the board's proposal to appropriate this profit as follows :

- transfer to the statutory reserve	EUR	7,288,460.12
- transfer to the unavailable reserve for own shares held as at 31 December 2001	EUR	83,930,233.64
- pay a gross of EUR 1.40 dividend per share not owned by Umicore, i.e.: EUR 1.40 x 21,571,515 shares (*)	EUR	30,200,121.00
- carry forward the balance of the profit, i.e.	EUR	267,846,730.64

(*) *The shares held by Umicore itself as at 9 April 2002, i.e 1,028,485, are not included in the dividend payout and have been deducted from the 22,600,000 shares representing the capital.*

The dividend will be payable from 17 April 2002 onwards.

Giving discharge to the directors and auditor

The General Meeting gave full discharge to the directors in respect of their duties in 2001.

The General Meeting gave full discharge to the auditor in respect of his auditing assignments in 2001.

Membership of the Board of Directors and approval of remuneration

The meeting re-appointed Mr Ph. Delaunois as director for a period of three years, expiring at the end of the 2005 Ordinary General Meeting.

Pursuant to Article 10 of the company's Articles of Association the General Meeting decided to set the fees for the Board of Directors for the 2002 financial year at EUR 250,000.

Statutory Auditor

The meeting re-appointed PricewaterhouseCoopers, Reviseurs d'Entreprises, as auditor for a period of three years, expiring at the end of the 2005 Ordinary General Meeting and set its annual fee at EUR 284,700.

CONSOLIDATED BALANCE SHEET AFTER APPROPRIATION AT 31 DECEMBER 2001

ASSETS	(EUR thousand)	
	31.12.2001	31.12.2000
FIXED ASSETS	**1.093.254**	**1.059.354**
II. Intangible assets	**10.467**	**9.742**
III. Consolidation differences	**93.997**	**84.359**
IV. Tangible assets	**773.790**	**700.119**
A Land and buildings	204.669	201.151
B. Plants, machinery and equipment	390.394	397.611
C Furniture and vehicles	23.714	22.235
D Leasing and similar rights	13.146	13.758
E. Other tangible assets	5.271	2.327
F. Construction in progress and advance payments	136.596	63.037
V. Financial assets	**215.000**	**265.134**
A Investments included by the equity method	143.037	131.426
B Unconsolidated investments	21.211	84.802
C Amounts receivable	50.752	48.906
CURRENT ASSETS	**1.449.195**	**1.452.782**
VI. Amounts receivable after one year	**1.079**	**1.200**
A Trade receivables	0	0
B. Other amounts receivable	1.079	1.200
VII. Inventories and contracts in progress	**827.952**	**728.978**
A Inventories	770.570	682.565
B. Contracts in progress	57.382	46.413
VIII. Amounts receivable within one year	**375.391**	**358.967**
A Trade receivables	288.693	256.971
B. Other amounts receivable	86.698	101.996
IX. Invested cash	**70.264**	**161.709**
A Own shares	30.736	72.899
B. Other investments and deposits	39.528	88.810
X. Cash at bank and in hand	**68.596**	**61.289**
XI. Deferred charges and accrued income	**105.913**	**140.639**
TOTAL ASSETS	**2.542.449**	**2.512.136**

LIABILITIES AND SHAREHOLDERS' EQUITY	(EUR thousand)	
	31.12.2001	31.12.2000
TOTAL SHAREHOLDERS' EQUITY	**1.141.934**	**1.150.876**
GROUP SHAREHOLDERS' EQUITY	**1.073.646**	**1.101.269**
I. Capital	**500.000**	**384.960**
II. Share premiums	**11.139**	**126.179**
IV. Reserves	**537.374**	**577.656**
V. Consolidation differences	**963**	**1.083**
VI. Translation adjustments	**24.170**	**11.391**
MINORITY INTERESTS		
VIII. Minority interests	**68.288**	**49.607**
PROVISIONS AND DEFERRED TAXES	**270.673**	**282.479**
IX. A Provisions for liabilities and charges	**252.325**	**263.456**
1. Pensions and similar obligations	111.852	131.091
2. Taxes	552	542
3. Major repairs and maintenance	17.161	16.131
4. Other liabilities and charges	122.760	115.692
B. Deferred taxes	**18.348**	**19.023**
CREDITORS	**1.129.842**	**1.078.781**
X. Amounts payable after one year	**153.841**	**206.578**
A Financial debts	146.106	198.734
B. Trade debts	74	288
D Other amounts payable	7.661	7.556
XI. Amounts payable within one year	**814.023**	**705.881**
A Current portion of amounts payable after one ye(	56.876	62.214
B. Financial debts	197.349	146.319
C Trade debts	280.709	300.462
D Advances received on contracts	66.258	50.259
E. Taxes, remunerations and social security	91.678	97.258
F. Other amounts payable	121.153	49.369
XII. Accrued charges and deferred income	**161.978**	**166.322**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2.542.449**	**2.512.136**

CONSOLIDATED INCOME STATEMENT

(EUR thousand)

	31.12.2001	31.12.2000
I. Operating income	**3.636.355**	**3.904.608**
A. Sales and services	3.511.173	3.834.732
B. Increase (decrease) in inventories of work in process, finished, goods, and contracts in progress	79.518	22.149
C. Fixed assets - own construction	4.965	2.541
D. Other operating income	40.699	45.186
II. Operating charges	**3.515.095**	**3.754.644**
A. Raw materials and consumables	2.690.623	2.929.993
1. Purchases	2.702.486	2.997.851
2. (Increase) decrease in inventories	-11.863	-67.858
B. Services and other goods	290.854	256.805
C. Remunerations, social security charges, and pensions	397.106	377.630
D. Depreciation and amortization of	118.976	122.174
. formation expenses and intangible and tangible assets	110.226	109.363
. consolidation differences	8.750	12.811
E. Increase (decrease) in write-downs on inventories, contracts in progress and trade receivables	4.254	7.352
F. Provisions for liabilities and charges: charges (utilizations, reversals)	-22.080	7.391
G. Other operating charges	35.362	53.299
III. Operating profit	**121.260**	**149.964**
IV. Financial income	**121.716**	**63.137**
A. Income from financial fixed assets	9.126	7.330
B. Income from current assets	6.342	10.829
C. Other financial income	106.248	44.978
V. Financial charges	**139.668**	**78.382**
A. Interest and other debt charges	27.223	31.173
B. Write-downs on current assets	2.822	438
C. Other financial charges	109.623	46.771
Financial profit (loss)	**-17.952**	**-15.245**
VI. Current profit (loss)	**103.308**	**134.719**

(EUR thousand)

	31.12.2001	31.12.2000
VII. Extraordinary income	**78.097**	**39.900**
A. Write-backs on intangible and tangible fixed assets and consolidation differences	0	82
B. Write-backs on financial fixed assets	785	244
C. Write-backs on provisions for extraordinary liabilities and charges	2.156	433
D. Gain on disposal of fixed assets	73.153	34.473
E. Other extraordinary income	2.003	4.668
VIII. Extraordinary charges	**48.407**	**36.215**
A. Extraordinary depreciation and amortization of	13.182	3.686
. intangible and tangible assets	12.948	440
. consolidation differences	234	3.246
B. Write-downs on financial fixed assets	767	6.171
C. Provisions for extraordinary liabilities and charges : amounts charged (amounts utilized)	14.029	12.035
D. Loss on disposal of fixed assets	168	126
E. Other extraordinary charges	20.261	14.197
Extraordinary profit (loss)	**29.690**	**3.685**
IX. Profit (loss) for the year before taxes	**132.998**	**138.404**
X. Income taxes	**10.416**	**10.338**
XI. Profit (loss) of consolidated companies	**122.582**	**128.066**
XII. Group share in profit (loss) of companies included by the equity method	**12.907**	**13.463**
Profit	12.907	13.463
Loss	0	0
XIII. Consolidated profit (loss)	**135.489**	**141.529**
XIV. Minority share in consolidated profit (loss)	**19.478**	**5.412**
XV. Group share in consolidated profit (loss)	**116.011**	**136.117**

APPROPRIATION ACCOUNT		
Appropriation of Group share		
Transfer from (to) reserves	-85.811	-104.064
Remuneration of shareholders	-30.200	-32.053
Appropriation of minority share		
Transfer from (to) reserves	-19.478	-3.022
Remuneration of minority shareholders	0	-2.390

V.A.T.	401.574.852

s.a. Umicore n.v.
rue du Marais 31 Broekstraat
B-1000 Bruxelles / Brussel

C 2.

1. BALANCE SHEET

ASSETS

	Codes	Period	Preceding period
		31 DEC. 2001	31 DEC. 2000
FIXED ASSETS	20/28	2103021029,45	1410626684,65
I. Formation expenses (note I)	20		
II. Intangible assets (note II)	21	12 317 470,92	15 070 060,60
III. Tangible assets (note III)	22/27	363 251 728,56	357 727 674,90
A. Land and buildings	22	103.138.065,27	105.081.123,96
B. Plant, machinery and equipment	23	210.161.305,24	221.217.210,16
C. Furniture and vehicles	24	13.504.271,01	12.549.507,84
D. Leasing and other similar rights	25		
E. Other tangible assets	26	6.692.942,37	3.721.124,87
F. Assets under construction and advance payments	27	29.755.144,67	15.158.708,07
IV. Financial assets (notes IV and V)	28	1727451829,97	1037828949,15
A. Affiliated enterprises	280/1	1702801859,89	1014629735,23
1. Participating interests	280	1702801859,89	1014402704,42
2. Amounts receivable	281		227.030,81
B. Other enterprises linked by participating interests	282/3	20.531.204,48	20.864.856,33
1. Participating interests	282	8.104.497,90	8.104.497,98
2. Amounts receivable	283	12.426.706,58	12.760.358,35
C. Other financial assets	284/8	4.118.765,60	2.334.357,59
1. Shares	284	1.866.521,60	445.147,01
2. Amounts receivable and cash guarantees	285/8	2.252.244,00	1.889.210,58
CURRENT ASSETS	29/58	819 446 796,98	784 191 212,17
V. Amounts receivable after more than one year	29	649 199,73	174 442,43
A. Trade debtors	290	283.671,86	171.950,55
B. Other amounts receivable	291	365.527,87	2.491,88
VI. Stocks and contracts in progress	3	477 538 653,71	421 692 067,85
A. Stocks	30/36	477.538.653,71	421.692.067,85
1. Raw materials and consumables	30/31	187.243.171,82	173.511.043,33
2. Work in progress	32	138.456.894,18	107.182.987,54
3. Finished goods	33	140.420.643,65	128.134.654,75
4. Goods purchased for resale	34		
5. Immovable property acquired or constructed for resale	35		
6. Advance payments	36	11.417.944,06	12.863.382,23
B. Contracts in progress	37		
VII. Amounts receivable within one year	40/41	207 474 728,46	208 533 176,16
A. Trade debtors	40	186.867.185,70	157.182.470,80
B. Other amounts receivable	41	20.607.542,76	51.350.705,36
VIII. Investments (notes V and VI)	50/53	36 995 155,11	81 258 899,80
A. Own shares	50	30.735.832,27	72.898.795,41
B. Other investments and deposits	51/53	6.259.322,84	8.360.104,39
IX. Cash at bank and in hand	54/58	5 198 905,99	7 417 952,35
X. Deferred charges and accrued income (note VII)	490/1	91 590 153,98	65 114 673,58
TOTAL ASSETS	20/58	2922467826,43	2194817896,82

LIABILITIES

	Codes	Period 31 DEC. 2001	Preceding period 31 DEC. 2000
CAPITAL AND RESERVES	10/15	994 793 740,50	1005703218,67
I. Capital (note VIII)	10	500 000 000,00	384 959 793,26
A. Issued capital	100	500 000 000,00	384 959 793,26
B. Uncalled capital (-)	101		
II. Share premium account	11	11 138 699,76	126 178 906,50
III. Revaluation surplus	12	97 823,47	278 557,94
IV. Reserves	13	215 304 651,81	250 179 154,83
A. Legal reserve	130	39 722 889,38	32 434 429,26
B. Reserves not available for distribution	131	30 735 832,27	72 898 795,41
1. In respect of own shares held	1310	30 735 832,27	72 898 795,41
2. Other	1311		
C. Untaxed reserves	132	144 845 930,16	144 845 930,16
D. Reserves available for distribution	133		
V. Profit carried forward	140	267 846 730,64	243 496 342,98
Loss carried forward (-)	141		
VI. Investment grants	15	405 834,82	610 463,16
PROVISIONS AND DEFERRED TAXATION	16	185 181 351,63	191 186 275,97
VII. A. Provisions for liabilities and charges	160/5	185 181 351,63	191 186 275,97
1. Pensions and similar obligations	160	94 761 959,04	115 085 171,55
2. Taxation	161		
3. Major repairs and maintenance	162	10 191 084,08	9 319 677,27
4. Other liabilities and charges (note IX)	163/5	80 228 308,51	66 781 427,15
B. **Deferred taxation**	168		
CREDITORS	17/49	1742492734,30	997 928 402,18
VIII. Amounts payable after more than one year (note X)	17	471 711 090,87	171 313 857,05
A. Financial debts	170/4	471 634 243,87	171 023 243,86
1. Subordinated loans	170		
2. Unsubordinated debentures	171	177 243,88	177 243,87
3. Leasing and other similar obligations	172		
4. Credit institutions	173	131 456 999,99	170 845 999,99
5. Other loans	174	340 000 000,00	
B. Trade debts	175	74 368,06	288 134,25
1. Suppliers	1750	74 368,06	288 134,25
2. Bills of exchange payable	1751		
C. Advances received on contracts in progress	176		
D. Other amounts payable	178/9	2 478,94	2 478,94
IX. Amounts payable within one year (note X)	42/48	1143336108,19	713 269 186,81
A. Current portion of amounts payable after more than one year	42	74 536 480,68	43 355 953,31
B. Financial debts	43	685 627 583,80	330 046 420,30
1. Credit institutions	430/8	1 809 581,30	130 349,16
2. Other loans	439	683 818 002,50	329 916 071,14
C. Trade debts	44	241 914 233,33	254 764 869,62
1. Suppliers	440/4	240 958 830,68	254 764 869,62
2. Bills of exchange payable	441	955 402,65	
D. Advances received on contracts in progress	46	5 228,64	
E. Taxes, remuneration and social security	45	56 237 081,37	51 871 820,33
1. Taxes	450/3	13 581 386,94	8 655 940,07
2. Remuneration and social security	454/9	42 655 694,43	43 215 880,26
F. Other amounts payable	47/48	85 015 500,37	33 230 123,25
X. Accrued charges and deferred income (note XI)	492/3	127 445 535,24	113 345 358,32
TOTAL LIABILITIES	10/49	2922467826,43	2194817896,82

V.A.T.	401.574.852

s.a. Umicore n.v.
rue du Marais 31 Broekstraat
B-1000 Bruxelles / Brussel

C 4.

2. INCOME STATEMENT
(presentation in vertical form)

	Codes	Period	Preceding period
		31 DEC. 2001	31 DEC. 2000
I. Operating income	70/74	2822368622,56	3147187290,16
A. Turnover (note XII, A)	70	2731318735,33	3077251803,72
B. Increase (+); Decrease (-) in stocks of finished goods, work and contracts in progress	71	42.729.898,25	19.000.255,31
C. Own construction capitalised	72	5.665.780,05	3.905.783,88
D. Other operating income (note XII, B)	74	42.654.208,93	47.029.447,25
II. Operating charges (-)	60/64	(2696142711,82)	(3003395525,66)
A. Raw materials, consumables and goods for resale	60	2232879384,98	2525982134,41
1. Purchases	600/8	2247871327,85	2548827239,01
2. Increase (-); Decrease (+) in stocks	609	(14.991.942,87)	(22.845.104,60)
B. Services and other goods	61	151.043.551,95	141.914.304,00
C. Remuneration, social security costs and pensions (note XII, C2)	62	257.688.730,61	240.053.692,00
D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets.	630	60.965.363,41	63.557.787,25
E. Increase (+) ; Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (note XII, D)	631/4	750.574,40	2.409.829,35
F. Increase (+); Decrease (-) in provisions for liabilities and charges (notes XII, C3 and E)	635/7	(21.768.051,69)	4.387.436,71
G. Other operating charges (note XII, F)	640/8	14.583.158,16	25.090.341,94
H. Operating charges capitalised as reorganization costs (-)	649		
III. Operating profit (+)	70/64	126 225 910,74	143 791 764,50
Operating loss (-)	64/70		
IV. Financial income	75	119 236 957,26	105 674 759,54
A. Income from financial fixed assets	750	37.029.366,91	50.282.874,23
B. Income from current assets	751	937.468,33	938.193,38
C. Other financial income (note XIII, A)	752/9	81.270.122,02	54.453.691,93
V. Financial charges (-)	65	(131 512 657,27)	(86 553 674,74)
A. Interest and other debt charges (notes XIII, B and C)	650	46.907.698,83	27.331.043,48
B. Increase (+); Decrease (-) in amounts written off current assets other than mentioned under II.E. (note XIII, D)	651	501.331,52	38.068,04
C. Other financial charges (note XIII, E)	652/9	84.103.626,92	59.184.563,22
VI. Profit on ordinary activities before taxes (+)	70/65	113 950 210,73	162 912 849,30
Loss on ordinary activities before taxes (-)	65/70		

2. INCOME STATEMENT *(continued)*

(presentation in vertical form)

	Codes	Period	Preceding period
		31 DEC. 2001	31 DEC. 2000
VI. Profit on ordinary activities before taxes . . . . . (+)	(70/65)	113 950 210,73	162 912 849,30
Loss on ordinary activities before taxes . . . . . (-)	(65/70)		
VII. Extraordinary income	76	77 382 605,79	117 603 729,21
A. Adjustments to depreciation of and to other amounts written off intangible and tangible fixed assets	760		
B. Adjustments to amounts written off financial fixed assets	761	73 344 984,61	
C. Adjustments to provisions for extraordinary liabilities and charges	762	1 594 355,71	69 905,97
D. Gain on disposal of fixed assets	763	1 565 183,26	116 237 018,61
E. Other extraordinary income (note XIV, A)	764/9	878 082,21	1 296 804,63
VIII. Extraordinary charges . . . . . (-)	66	(39 905 590,01)	(70 746 057,21)
A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets	660	7 795 380,60	261 221,82
B. Amounts written off financial fixed assets	661	1 171 085,93	49 883 894,16
C. Provisions for extraordinary liabilities and charges (increase +, decrease -)	662	17 357 482,96	6 624 320,76
D. Loss on disposal of fixed assets	663	228 106,31	2 722 697,48
E. Other extraordinary charges (note XIV, B)	664/8	13 353 534,21	11 253 922,99
F. Extraordinary charges capitalised as reorganization costs . . . (-)	669		
IX. Profits for the period before taxes . . . . . (+)	70/66	151 427 226,51	209 770 521,30
Loss for the period before taxes . . . . . (-)	66/70		
IXbis. A. Transfer from deferred taxation . . . . . (+)	780		
B. Transfer to deferred taxation . . . . . (-)	680		
X. Income taxes . . . . . (-) (+)	67/77	(5 658 024,09)	(33 807,12)
A. Income taxes (note XV) . . . . . (-)	670/3	(5 667 379,00)	(33 807,12)
B. Adjustment of income taxes and write-back of tax provisions	77	9 354,91	
XI. Profit for the period . . . . . (+)	70/67	145 769 202,42	209 736 714,18
Loss for the period . . . . . (-)	67/70		
XII. Transfer from untaxed reserve . . . . . (+)	789		
Transfer to untaxed reserve . . . . . (-)	689		
XIII. Profit for the period available for appropriation (+)	(70/68)	145 769 202,42	209 736 714,18
Loss for the period available for appropriation (-)	(68/70)		

s.a. Umicore n.v.
rue du Marais 31 Broekstraat
B-1000 Bruxelles / Brussel

APPROPRIATION ACCOUNT

	Codes	Period 31 DEC. 2001	Preceding period 31 DEC. 2000
A. Profit to be appropriated	70/69	389.265.545,40	351.284.158,60
Loss to be appropriated (-)	69/70		
1. Profit for the period available for appropriation	70/68	145.769.202,42	209.736.714,18
Loss for the period available for appropriation (-)	68/70		
2. Profit brought forward	790	243.496.342,98	141.547.444,42
Loss brought forward (-)	690		
B. Transfers from capital and reserves	791/2		
1. from capital and share premium account	791		
2. from reserves	792		
C. Transfers to capital and reserves (-)	691/2	(91.218.693,76)	(75.734.422,19)
1. to capital and share premium account	691		
2. to legal reserve	6920	7.288.460,12	10.486.835,71
3. to other reserves	6921	83.930.233,64	65.247.586,48
D. Result to be carried forward			
1. Profit to be carried forward (-)	693	(267.846.730,64)	(243.496.342,98)
2. Loss to be carried forward	793		
E. Shareholders' contribution in respect of losses	794		
F. Distribution of profit (-)	694/6	(30.200.121,00)	(32.053.393,43)
1. Dividends	694	30.200.121,00	32.053.393,43
2. Directors' emoluments	695		
3. Other allocations	696		